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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*


                                 NURESCELL INC.
                                (Name of Issuer)

                         COMMON STOCK, $.0001 par value
                         (Title of Class of Securities)

                                   67057R 101
                                 (CUSIP Number)

                                   Joel Farar
                                    412S, LLC
                        914 Westwood Boulevard, Suite 809
                          Los Angeles, California 90024
                                 (818) 702-9977
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 16, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

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CUSIP NO. 67057R 101                            SCHEDULE  13D

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        412S, LLC

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2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)/ /
                                                                      (b)/X/
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3.      SEC USE ONLY

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4.      SOURCE OF FUNDS*
        PF

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5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e) / /

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6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        Nevada

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                       7.   SOLE VOTING POWER
     NUMBER OF                        618,835,858
        SHARES             -----------------------------------------------------
  BENEFICIALLY         8.   SHARED VOTING POWER
     OWNED BY                         -0-
          EACH             -----------------------------------------------------
    REPORTING          9.   SOLE DISPOSITIVE POWER
       PERSON                         618,835,858
         WITH              -----------------------------------------------------
                      10.   SHARED DISPOSITIVE POWER
                                      -0-
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11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        618,835,858 shares

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12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
        / /

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13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        46.6%

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14.     TYPE OF REPORTING PERSON*
        OO

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                      * SEE INSTRUCTIONS BEFORE FILLING OUT
                                  SCHEDULE 13D

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ITEM 1. SECURITY AND ISSUER.
        --------------------

                  Title of Class: Common Stock, par value $.0001

                  Issuer: Nurescell Inc. ("Issuer")

                  Principal Executive Offices of Issuer:
                           914 Westwood Boulevard, Suite 809
                           Los Angeles, California 90024


ITEM 2. IDENTITY AND BACKGROUND.
        ------------------------

                  (a) The reporting person is 412S, LLC (the "LLC"). The LLC is a Nevada limited liability company. The sole member of the LLC is Joel Farar (the "Member").

                  (b) The principal office of the LLC is located at 914 Westwood Boulevard, Suite 809, Los Angeles, California 90024. The business address of the Member is 914 Westwood Boulevard, Suite 809, Los Angeles, California 90024.

                  (c) The LLC's principal business is investing in Nurescell Inc. The Member is a private investor.

                  (d) During the last five years, neither the LLC nor the Member has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, neither the LLC nor the Member has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in him or it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) The Member is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
        --------------------------------------------------

         The LLC presently beneficially owns 618,835,858 shares of common stock of the Issuer (the "Shares"). The Shares were acquired with $250,000 in personal funds.

ITEM 4. PURPOSE OF TRANSACTION.
        -----------------------

         The Shares were acquired for investment. The LLC intends to review its holdings with respect to the Issuer on a continuing basis. Depending on its evaluation of the Issuer's prospects, and upon future developments (including, but not limited to, market prices of the Issuer's common stock and availability and alternative uses of funds, as well as conditions in the securities markets and general economic and industry conditions), the LLC may acquire additional shares of the Issuer's common stock; sell all or a portion of the Shares and/or other shares of the Issuer's common stock hereafter acquired; or maintain its position at current levels.

         The LLC is presently determining (i) whether the Issuer has value as a candidate in a merger or other business combination and (ii) the appropriateness of a reverse split of the Issuer's common stock. At this time, there is no estimate as to when, if at all, a merger or other business combination for the Issuer will be located. Except as provided above, the LLC has no present plans or proposals which relate to, or would result in, any of the matters enumerated in subsections (a) through (j), inclusive, of Item 4 of Schedule 13D. The LLC may, at any time and from time to time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters.

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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
        -------------------------------------

                  (a) The LLC acquired the Shares from Triton Private Equities Fund, L.P. in a private transaction on February 16, 2005 for $250,000 in cash. At the present time, the Shares comprise 46.6% of the Issuer's outstanding shares of common stock (the only class of equity securities presently outstanding).

                  (b) The LLC holds sole voting and dispositive power with respect to the Shares.

                  (c) Except as described above, the LLC has engaged in no transactions with respect to the Issuer's common stock in the past sixty days.

                  (d) Not applicable.

                  (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
        ------------------------------------------------------------------------
SECURITIES OF THE ISSUER.
-------------------------

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the LLC and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
        ---------------------------------

         None.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         DATED: February 28, 2005                    412S, LLC

                                                     By:    /s/ JOEL FARAR
                                                     ---------------------------
                                                            Joel Farar, Member


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